SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) – GAFISA S.A. to be held on April 15, 2019

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the ordinary general meeting of Gafisa SA (Company), to be held on April 15, 2019, at 09:00 am, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (the Corporate Law) and CVM Instruction 481/2009 (the ICVM 481).

To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.

In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

EXERCISE OF VOTING BY SERVICE PROVIDERS

The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

SUBMISSION OF THE NEWSLETTER BY THE SHAREHOLDER DIRECTLY TO THE COMPANY

 The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:

(i) Printed copy of this Bulletin, duly completed, initialed and signed; and

(ii) Authenticated copy of the following documents:

(a) For Brazilian Citizens: photo ID.

(b) For legal entities:(1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and

(2) identity document with photo of legal representative.

(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.

In relation to the documents indicated in items i and ii above, the Company requests, as the case may be, notarization, consularisation (with the exception of alternative procedures that may be admitted under international agreements or conventions) and sworn translation. This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, up to 7 (seven) days prior to the date of the AGM (ie until April 8, 2019). Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Av. Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A. Address: Av. Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Telephone: 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1.     To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”) in violation of the obligation imposed by the Company’s Bylaws;

[  ] Approve [  ] Reject [  ] Abstein

Simple Resolution

2.     Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs).

  [  ] Approve [  ] Reject [  ] Abstein

Simple Resolution 3. To establish in 7 the number of members that will compose the Board of Directors pursuant to article 15 of Company´s By-Laws [ ] Approve [ ] Reject [ ] Abstain
Simple Question 4. Do you want to request the adoption of the cumulative voting for the election of the board of directors, pursuant to art. 141 of Law 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain

Indication of all names that are in the slate

Chapa apresentada pela administração da Companhia

Augusto Marques da Cruz Filho

Demian Fiocca

André de Almeida Rodrigues

Nelson Sequeiros Rodriguez Tanure

Roberto Portella

Antonio Carlos Romanoski

Thomas Reichenheim

5.     Indication of all names that are in the slate - Chapa apresentada pela administração da Companhia

[  ] Approve [  ] Reject [  ] Abstain

6.     If one of the candidates that compose the chosen slate fails to integrate it, can the votes corresponding to your shares continue to be directed to the chosen slate?

[  ] Yes [  ] No [  ] Abstain

7.     In case of adoption of the cumulative voting, the votes corresponding to your shares should be distributed in equal percentages by the members of the slate you have chosen?

[  ] Yes [  ] No [  ] Abstain

8.     Visualization of all the candidates that compose the slate to indicate the % (percentage) of the votes to be assigned

Augusto Marques da Cruz Filho [   ]%

Demian Fiocca [   ]%

André de Almeida Rodrigues [   ]%

Nelson Sequeiros Rodriguez Tanure [   ]%

Roberto Portella [   ]%

Antonio Carlos Romanoski [   ]%

Thomas Reichenheim [   ]%

Deliberação Simples

9.     To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

10.  To increase the value of the Company’s authorized capital, from the current 71,031,876(seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

11.  To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

12.  In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1

[ ] Approve [ ] Reject [ ] Abstain

City: ___________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

Shareholder's Name: __________________________________________________________

Phone Number________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer